

Michael Doyle · 3rd

 **R&D LABS**

I help people solve problems by using first-principle creative problem solving strategies.

Greater Minneapolis-St. Paul Area · 500+ connections ·

Contact info

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SOLIDWORKS Professional - Mechanical Design Certification

Certified SOLIDWORKS Professional in Mechanical Design



SOLIDWORKS PDM Professional Certification

Certified SOLIDWORKS Administrator of PDM Professional in Data Management

Experience



Co-Founder
R&D LABS · Self-employed
Oct 2018 – Present · 1 yr 8 mos
Greater Minneapolis-St. Paul Area



Manufacturing Engineer
Bruker Nano Surfaces
Mar 2017 – Present · 3 yrs 3 mos
Greater Minneapolis-St. Paul Area

Manufacturing Engineer
Serve as liaison between marketing, finance, R&D, engineering, production, purchasing, receiving, accounting, and customer service on various projects
Initiate product and process changes and implementation plans based on internal cu ...**see mor**



Hysitron, Inc.
1 yr 11 mos

○ **Manufacturing Engineer**
Oct 2015 – Mar 2017 · 1 yr 6 mos
Greater Minneapolis-St. Paul Area

○ **Interim Manufacturing Engineer**
Aug 2015 – Oct 2015 · 3 mos
Greater Minneapolis-St. Paul Area

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Fleet Data Management Specialist
Star Tribune
Sep 2011 – Dec 2015 · 4 yrs 4 mos
909 N 2nd St 55401

Financial analysis of drivers, routes, and trucks on labor, maintenance, and fuel budgets
Proposals for new truck planning

Data entry and reporting for fleet: **...see mor**



Undergraduate Researcher
Minnesota State University, Mankato
Sep 2013 – May 2015 · 1 yr 9 mos
Additive Manufacturing Center TE308

This was a fundamental study of metal additive manufacturing (3D metal printing) beginning with tensile testing 420-stainless-steel parts infiltrated with bronze. I created a box behnken design of experiments with Minitab to vary factors such as layer thickness and orientation. The process parameter factors were varied according to the box behnken design of expe ···see mor

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Education



Minnesota State University, Mankato
Bachelor of Science (BS), Manufacturing Engineering Technology (MET), 3.90
2013 – 2015
Activities and Societies: Undergraduate Research, American Society of Heating Refrigerating and Air-Conditioning Engineers, ASHRAE, Society of Manufacturing Engineers, SME, Association for Operations Management, American Production Inventory Control Society, APICS, Entrepreneurship, Programming, Math, Economics



Dakota County Technical College
AAS, Nanoscience Technology, 3.54
2011 – 2014
Activities and Societies: Student Senate, Minnesota State College Student Association, MSCSA SkillsUSA, Phi Theta Kappa International Honor Society, PTK, Lions Club, Innovative Engineers, Science Technology Engineering Mathematics, STEM, Writers Club, Landscape Horticulture Club, Multicultural Student Leadership Association, US Green Building Council, USGBC, Business Professionals of America, BPA, American Marketing Association, AMA.



University of Minnesota-Twin Cities
Nanoscience Certificate, Nanotechnology
2013 – 2013
Activities and Societies: Innovative Engineers

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Licenses & Certifications



Certified Mechanical Design Professional
Dassault Systèmes
Issued Feb 2019 · No Expiration Date
Credential ID C-63Y6HWG9G7

See credential



SOLIDWORKS Composer 2019 Certificate of Training



Alignex, Inc.
Issued Jan 2019 · No Expiration Date

See credential



Certified PDM Professional Administrator

Dassault Systèmes
Issued Sep 2015 · No Expiration Date
Credential ID C–W8RDLVMGHD

See credential

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Volunteer Experience



Young Engineering Committee Member

Minnesota Society of Professional Engineers
Jan 2018 – Dec 2019 · 2 yrs
Science and Technology

Director of Communications

Democratic Farmer Labor Party
Feb 2016 – Oct 2019 · 3 yrs 9 mos
Politics

Volunteered in different capacities for my senate districts and the State offices. Attended monthly meetings in SD61 while I lived there. Elected and currently serving as the director of communications and social media for SD45.

Product R&D and Business Development Volunteer

ERBUS Inc.
Nov 2013 – Jul 2016 · 2 yrs 9 mos
Disaster and Humanitarian Relief

Designing technical communication documents and presentations for potential business partner meetings.
Researching and developing integrated technologies.

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Skills & Endorsements

Microsoft Excel · 33

 Endorsed by **2 of Michael's colleagues at Bruker Nano Surfaces**

Time Management · 30

 Endorsed by **Ashley Strom, who is highly skilled at this**

 Endorsed by **3 of Michael's colleagues at** **Nano Surfaces**

Research · 29

 Endorsed by **2 of Michael's colleagues at Bruker Nano Surfaces**

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Recommendations

Received (2)   **Given (1)**

Todd Lienemann
Operations Management
September 13, 2015, Todd and Michael were students together

Michael Doyle is excellent to work with in any capacity. His knowledge is quite astounding, and collaboration skills impr any project...

John Vance
Network/Systems Administrator at Bruker
May 12, 2015, John and Michael were students together

Michael Doyle is an unstoppable force of nature.

